SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2005 to September 30, 2005)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
A.	Industry
B.	Company

2.	Information Regarding Shares
A.	Shareholder list
B.	Voting rights
C.	Dividends

3.	Major Products and Materials
A.	Major products in 2005 (Q1~Q3)
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment
A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales
A.	Sales performance
B.	Sales route and sales method

6.	Employees

7.	Financial Information
A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors in 2005 (Q1~Q3)

Attachment:	1. Korean GAAP Quarterly Non-consolidated Financial Statements
2. U.S. GAAP Quarterly Consolidated Financial Statements

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook PCs & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, recently, the domestic portion is growing due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate six fabrication facilities located in Gumi, Korea and three module facilities located in Gumi, Korea and Nanjing, China and we are constructing our 7th generation fab (P7) in Paju, Korea.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002 to meet the demand for large-size monitors.

-	We started mass production at our 6th generation fab (P6) in August 2004, which has provided us with a full line-up of production facilities, and achieved P6’s initial design capacity of 90,000 input sheets per month in the third quarter of 2005, which allows us to meet growing customer demand for LCD TV panels in addition to LCD panels for Notebook PC and Monitor, etc.

-	Sales in the third quarter of 2005, which were led by the growing demand for large and wide LCD TV panels and a stronger pricing environment for notebook PC panels, increased by 19% to KRW 2,416 billion from sales of KRW 2,029 billion in the second quarter of 2005 and increased 32% compared to KRW 1,836 billion in the third quarter of 2004.

-	Operating profit in the third quarter of 2005 increased by 740% to KRW 243 billion from KRW 29 billion in the second quarter of 2005 and net income in the third quarter of 2005 increased by 453% to KRW 227 billion from KRW 41 billion in the second quarter of 2005.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	2005 Q2	2004	2003
Panel for Notebook PC	21.9%	19.7%	19.9%
Panel for Monitor	24.5%	22.7%	23.4%
Panel for TV	25.3%	19.9%	26.0%
Total	23.4%	21.0%	22.2%

Source: DisplaySearch Q3 2005

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	In March 2004, we broke ground for a new TFT-LCD industrial complex in Paju, Korea, and construction of P7 is currently in progress.

-	We plan to commence mass production of primarily 42” and 47” LCDs for TVs and large size LCDs for Monitors at P7 with an initial design capacity of 45,000 sheets per month, using 1,950 x 2,250 mm glass, during the first quarter of 2006. We will expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately KRW 5.3 trillion.

-	In September 2005, we entered into an agreement with the government of Poland, etc. to build a ‘back-end” module production plant in Wroclaw, a city in southern Poland, becoming the first global LCD industry player to commence such production in Europe. We will break ground for the plant during the first half of 2006 and start production during the first half of 2007 with an initial capacity of 3 million modules per year. We will invest a total of EUR 429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year.

(5)	Organization chart

- JRD :   Joint Representative Director

- CEO :  Chief Executive Officer

- CFO :  Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

2. Information Regarding Shares

A.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of Sep. 30, 2005

(2)	Principal shareholders and related parties as of Sep. 30, 2005

(Unit: share)

Name	End of Dec. 2004	Increase/Decrease	Sep. 30, 2005	Cause of change*
LGE	145,000,000 (44.57%)	(-)9,375,000	135,625,000 (37.90%)
Philips	145,000,000 (44.57%)	(-)9,375,000	135,625,000 (37.90%)

Total	290,000,000 (89.14%)	—	271,250,000 (75.80%)

*	Our issuance of new share (32,500,000 shares) in ADSs and the disposal of our shares (18,750,000 shares) by major shareholders in Jul. 2005.

(3)	Shareholders who own 5% or more of our shares as of Sep. 30, 2005

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LGE	Common Stock	135,625,000	37.90%
Philips	Common Stock	135,625,000	37.90%

Total		271,250,000	75.80%

B.	Voting rights as of Sep. 30, 2005

(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—

2.	Shares with restricted voting rights	—

	Total voting right [1-2]	357,815,700

C.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2005 (Q1~Q3)	2004	2003
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	189,164	1,655,445	1,019,100
Earnings per share (Won)	568	5,420	3,514
Retained earning for dividends (Million Won)	3,152,501	2,963,337	1,307,892
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 won.

(Stock split was made from par value of 10,000 won to par value of 5,000 won per share as of May 25, 2004)

*	Retained earning for dividends is the amount before dividend is paid.
*	Earnings per share was calculated by net income divided by weighted average number of common stock

3. Major Products and Materials

A.	Major products in 2005 (Q1~Q3)

(Unit: In billions of won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook PC, Monitor, TV Applications Panels, etc.	LG.Philips LCD	5,659 (91.0%)
		TFT-LCD (Korea*)	Notebook PC, Monitor, TV Applications Panels, etc.	LG.Philips LCD	556 (9.0%)

Total					6,215 (100%)

*	Local export was included.

B.	Average selling price trend of major products

(Unit: USD/M2)

Description	2005 (Q1~Q3)	2004	2003
TFT-LCD panel	2,223	3,090	3,051

*	Half-finished products in cell format and panels smaller than 10 inches are excluded.

(1)	Assumptions for calculations
–	Average annual (or quarterly) selling price per m2

(2)	Major factors contributing to price fluctuation

–	Price change due to fluctuation in market

–	Price change due to change in model mix

C.	Major materials

(Unit: In billions of won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT-LCD	Materials	Glass	LCD Panel Manufacturing	785 (22.0%)	Samsung Corning Co., Ltd., NEG, etc.
		Back-Light		684 (19.1%)	Heesung Electronics Ltd., etc.
		Polarizer		300 (8.4%)	LG Chem., etc.
		Others		1,803 (50.5%)
Total				3,572 (100.0%)

D.	Price trend of major materials

(Unit : Won)

Description	2005 (Q1~Q3)	2004	2003
Glass	84,049	76,080	57,488
Back-Light	44,231	35,800	33,441
Polarizer	8,406	8,256	7,288

(1)	Assumption for calculation

-	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

-	Change in size of raw materials and changes in quantity

-	Difference between demand and supply

4. Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2005 (Q1~Q3)	2004	2003
TFT-LCD	TFT-LCD	Gumi	5,911	6,644	5,280

(2)	Calculation of Capacity

a. Method

	Assumptions for calculation

-	Based on input glass

‚	Calculation method

-	Average monthly input capacity for the third quarter x given periods (9 months) in case of 2005 (Q1~Q3).

-	Average monthly input capacity for the fourth quarter x given periods (12 months) in case of 2004 and 2003.

b. Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2005 (Q1~Q3)	2004	2003
TFT-LCD	TFT-LCD	Gumi	5,512	6,033	4,715

*	Based on input glass

(2)	Working Ratio

(Unit: Hours)

Business place(area)	Maximum working hours of 2005 (Q1~Q3)	Real working hours of 2005 (Q1~Q3)	Average working ratio
Gumi (TFT-LCD)	6,552 (24HR. X 273Days)	6,552 (24HR. X 273Days)	100%

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q1 ’04~	Building/ Machinery, etc.	Capacity expansion	6,300	3,500	2,800	—

(2)	Investment Plan (Consolidated basis)

(Unit: In billions of won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2005 *	2006*	2007**
TFT-LCD	New / Expansion, etc.	4,580	3,500 ~4,500	—	Capacity Expansion, etc.

*	Expected investments in 2005 and 2006 are subject to change depending on market environment, etc.
**	Expected investment during 2007 cannot be projected due to industry characteristics.

5. Sales

A.	Sales performance

(Unit: In billions of won)

Business area	Sales types	Items (Market)		2005 (Q1~Q3)	2004	2003
TFT-LCD	Products, etc.	TFT-LCD	Overseas	5,659	7,298	5,053
			Korea*	556	782	978
			Total	6,215	8,080	6,031

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	Sales departments for Notebook PC, Monitor, TV and Applications, qualification department and sales planning & administration department are grouped under the Worldwide Sales EVP.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales activities in overseas countries and provide technical support to customers.

*	There is a back-end manufacturing subsidiary in Nanjing, China.

(2)	Sales route

-	LG.Philips LCD HQ & Overseas manufacturing subsidiary → Overseas subsidiaries (USA/Europe/Japan/Taiwan /Hong Kong/Shanghai) → System integrators, Branded customers → End users

-	LG.Philips LCD HQ & Overseas manufacturing subsidiary → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers worldwide

-	To increase sales of premium Notebook PC products, to maintain the number one market share in the larger size high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our Application Market product portfolio

-	Purchase order from branded customers to overseas subsidiaries è Information to HQ è Schedule production plan è Ship products to subsidiaries è Sales to system integrators or branded customers by overseas subsidiaries.

6. Employees

(as of Sep. 30, 2005)	(Unit : person, year, in millions of won)

Sex	Details of employees				Total Salary in 2005 (Q1~Q3)	Per capita Salary	Average Service Period
	Office Worker	Line Worker	Others	Total
Male	4,633	4,370	—	9,003	262,162	32	3.9
Female	430	4,052	—	4,482	80,684	21	2.1
Total	5,063	8,422	—	13,485	342,846	28	3.3

*	Director and Executive officers are excluded.

7. Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of won)

Description	2005 Q1~Q3	2004	2003	2002	2001
[Current Assets]	3,687,444	2,638,616	1,918,329	806,156	374,198
☐ Quick Assets	3,194,963	2,170,617	1,644,838	463,539	189,708
☐ Inventories	492,481	467,999	273,491	342,617	184,490
[Fixed Assets]	9,085,529	6,960,077	4,295,753	3,613,748	3,361,220
☐ Investments	595,011	409,955	203,343	147,832	128,397
☐ Tangible Assets	8,332,519	6,366,651	3,874,428	3,210,884	2,937,209
☐ Intangible Assets	157,999	183,471	217,982	255,032	295,614
Total Assets	12,772,973	9,598,693	6,214,082	4,419,904	3,735,418
[Current Liabilities]	2,703,859	1,900,765	2,044,005	1,117,066	904,952
[Non-current Liabilities]	2,750,919	1,925,286	1,276,045	1,436,775	1,251,713
Total Liabilities	5,454,778	3,826,051	3,320,050	2,553,841	2,156,665
[Capital Stock]	1,789,079	1,626,579	1,450,000	1,450,000	1,450,000
[Capital Surplus]	2,280,421	1,012,271	—	—	—
☐ Capital Reserve	2,280,421	1,012,271	—	—	—
☐ Asset Revaluation Reserve	—	—	—	—	—
[Retained Earnings ]	3,280,838	3,091,674	1,436,229	417,129	128,337
[Capital Adjustment]	(-)32,143	42,118	7,803	(-)1,066	416
Total Shareholder’s Equity	7,318,195	5,772,642	2,894,032	1,866,063	1,578,753
Sales Revenues	6,215,168	8,079,891	6,031,261	3,518,289	2,386,617
Operating Income	109,236	1,640,708	1,086,517	215,724	(-)344,976
Ordinary Income	51,937	1,683,067	1,009,731	293,249	(-)420,342
Net Income	189,164	1,655,445	1,019,100	288,792	(-)381,603

*	For the purpose of comparison, Financial Statements for FY 2003, 2002 & 2001 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B. R&D Expense

(1) Summary

(Unit: In millions of won)

Account	2005 (Q1~Q3)	2004	2003	Remarks
Direct Material Cost	189,364	170,051	141,614
Direct Labor Cost	52,429	58,202	14,421
Depreciation Expense	7,641	11,078	6,165
Others	14,974	13,874	9,082
R&D Expense Total	264,408	253,205	171,282
Accounting Treatment
Selling & Admin. Expenses	37,343	43,095	29,708
Manufacturing Cost	227,065	210,110	141,574
R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	4.25%	3.13%	2.84%

*	Capex for R&D, Manufacturing Cost for R&D test run, and other R&D related cost are excluded.

(2) R&D achievements

1) Development of 20.1-inch AMOLED

- Joint development of 20.1-inch AMOLED with LG Electronics

- Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2) Development of Copper bus line

- Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3) Mass production and development of World’s largest TFT-LCD panel for Full-HD TV (55-inch) in Oct. 2004.

- Stitch Lithography and Segmented Circuit Driving to cope with Large-size LCD Panel

- Achievement of High Contrast Ratio and Fast Response Time through new technologies

- Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4) Development of Ultra High Resolution Product (30-inch)

- World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

- Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5) Development of the World’s Lowest Power-Consumption, 32” Wide LCD TV Model

- Development of the world’s lowest, under 90W model (EEFL applied)

- High Contrast Ratio, Fast Response Time (DCR + ODC applied)

6) Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook PC

- World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook PC

- Development of 6200nit luminance backlight

7) Development of World’s largest 10.1-inch Flexible Display

- Joint development with E-ink Corporation

C. Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	Apr. 2004	AA-	Korea Investors Service, Inc. (AAA ~ D) National Information & Credit Evaluation, Inc.
	May. 2004	AA-
	Nov. 2004	AA-
	Mar. 2005	AA-
	Jun. 2005	AA-

Commercial Paper	Apr. 2004	A1	Korea Investors Service, Inc. (A1 ~ D) National Information & Credit Evaluation, Inc. (A1 ~ D)
	May. 2004	A1
	Nov. 2004	A1
	Jun. 2005	A1

D. Remuneration for directors in 2005 (Q1~Q3)

(Unit: In millions of won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	9,294	13,400	2,323
Outside Directors (5 persons)	166		33	Audit committee consists of three outside directors.

Note1)	Company did not pay remuneration for the outside directors who were appointed at the 20th AGM (Mar. 23, 2005) in the first quarter of 2005.

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

LG.Philips LCD Co., Ltd.

Index

September 30, 2005 and 2004, and December 31, 2004

Page(s)
Report of Independent Accountants	1 - 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Cash Flows	5 – 6

Notes to Non-Consolidated Financial Statements	7 – 40

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of September 30, 2005, and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 26, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 1 and 15, on July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005 with the US Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$1,189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005 the Company issued 4,600,000 shares of common stock for gross proceeds of US$196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facilities in Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

October 14, 2005

This report is effective as of October 14, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

September 30, 2005 and December 31, 2004

(Unaudited)

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,976,071	(Won)	1,274,989
Available-for-sale securities		245		15
Trade accounts and notes receivable, net (Notes 4, 5 and 20)		1,049,674		635,903
Inventories, net (Note 6)		492,481		467,999
Other accounts receivable, net (Notes 4, 5 and 20)		5,552		6,690
Accrued income, net (Note 4)		1,304		1,470
Advanced payments, net (Note 4)		5,653		9,793
Prepaid expenses		18,657		27,905
Prepaid value added tax		85,230		80,917
Deferred income tax assets (Note 18)		22,378		—
Others (Note 14)		30,199		132,935

Total current assets		3,687,444		2,638,616

Property, plant and equipment, net (Note 8)		8,332,519		6,366,651
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 7)		187,985		168,039
Non-current guarantee deposits		24,004		19,070
Long-term prepaid expenses		83,614		49,652
Deferred income tax assets (Note 18)		299,392		173,178
Intangible assets, net (Note 9)		157,999		183,471

Total assets	(Won)	12,772,973	(Won)	9,598,693

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 5 and 20)	(Won)	564,234	(Won)	451,755
Other accounts payable (Notes 5 and 20)		1,536,380		978,501
Advances received		1,199		53
Withholdings		4,903		4,860
Accrued expenses (Note 5)		61,102		116,585
Income tax payable (Note 18)		1,055		74,581
Product warranty		12,593		15,150
Current maturities of debentures and long-term debts (Note 10)		435,319		205,139
Others (Note 14)		87,074		54,141

Total current liabilities		2,703,859		1,900,765

Debentures, net of current maturities and discounts on debentures (Note 11)		2,370,816		1,707,716
Long-term debts, net of current maturities (Note 11)		320,622		185,632
Accrued severance benefits, net (Note 12)		59,446		31,938
Long-term accrued expenses (Note 13)		35		—

Total liabilities		5,454,778		3,826,051

Commitments and contingencies (Note 14)

Shareholders’ equity
Capital stock (Note 15)		1,789,079		1,626,579
Common stock, (Won)5,000 par value per share ; 400 million shares authorized ; 358 million shares issued and outstanding
Capital surplus (Note 16)		2,280,421		1,012,271
Retained earnings (Note 16)		3,280,838		3,091,674
Capital adjustments (Note 17)		(32,143)		42,118

Total shareholders’ equity		7,318,195		5,772,642

Total liabilities and shareholders’ equity	(Won)	12,772,973	(Won)	9,598,693

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(in millions of Korean won, except per share amounts)	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2005		2004		2005		2004
Sales (Notes 20 and 21)	(Won)	2,416,322	(Won)	1,836,181	(Won)	6,215,168	(Won)	6,229,064

Cost of sales (Note 20)		2,069,988		1,542,111		5,837,207		4,355,386

Gross profit		346,334		294,070		377,961		1,873,678

Selling and administrative expenses		103,586		50,210		268,725		166,419

Operating income		242,748		243,860		109,236		1,707,259

Non-operating income
Interest income		15,085		5,130		35,639		12,687
Foreign exchange gain		72,041		3,046		131,559		81,163
Gain on foreign currency translation		28,209		19,136		28,209		28,654
Gain on valuation of investments using the equity method of accounting (Note 7)		1,401		6,471		2,906		7,590
Gain on disposal of property, plant and equipment		16		912		2,012		2,952
Others		3,622		1,924		11,050		7,740

		120,374		36,619		211,375		140,786

Non-operating expenses
Interest expenses		25,866		10,942		73,124		35,444
Foreign exchange losses		63,524		26,110		138,931		127,445
Loss on foreign currency translation		36,446		3,474		31,700		6,444
Donations		750		11		843		10,357
Loss on disposal of accounts receivable		1,566		2,898		6,519		4,837
Loss on valuation of investments using the equity method of accounting (Note 7)		13,680		—		10,309		—
Loss on disposal of property, plant and equipment		79		—		101		20
Ramp up cost		7,147		—		7,147		—
Others		—		1		—		21

		149,058		43,436		268,674		184,568

Income before income taxes		214,064		237,043		51,937		1,663,477
Income tax expense (benefit) (Note 18)		(12,863)		(53,825)		(137,227)		43,453

Net income	(Won)	226,927	(Won)	290,868	(Won)	189,164	(Won)	1,620,024

Basic ordinary income per share (Note 19)	(Won)	651	(Won)	920	(Won)	568	(Won)	5,422

Basic earnings per share (Note 19)	(Won)	651	(Won)	920	(Won)	568	(Won)	5,422

Diluted ordinary income per share (Note 19)	(Won)	649	(Won)	920	(Won)	568	(Won)	5,422

Diluted earnings per share (Note 19)	(Won)	649	(Won)	920	(Won)	568	(Won)	5,422

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(in millions of Korean won)	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2005		2004		2005		2004
Cash flows from operating activities
Net income	(Won)	226,927	(Won)	290,868	(Won)	189,164	(Won)	1,620,024

Adjustments to reconcile net income to net cash provided by operating activities Depreciation		429,051		305,069		1,226,943		839,468
Amortization of intangible assets		10,830		11,156		33,493		33,223
Provision for severance benefits		8,374		5,667		34,930		26,193
Gain on foreign currency translation, net		10,990		(12,748)		7,563		(25,215)
Loss (gain) on disposal of property, plant and equipment, net		63		(912)		(1,911)		(2,932)
Amortization of discount on debentures		9,025		2,737		20,394		8,747
Loss (gain) on valuation of investments using the equity-method of accounting, net		12,279		(6,471)		7,404		(7,590)
Stock compensation cost		(204)		—		35		—
Others		3,802		2,605		8,628		16,613

		484,210		307,103		1,337,479		888,507

Changes in operating assets and liabilities
(Increase) decrease in trade accounts and notes receivable		(81,592)		545,468		(402,864)		543,138
Increase in inventories		(34,827)		(152,964)		(24,410)		(234,241)
Decrease in other accounts receivable		312		1,285		1,145		10,492
Decrease (increase) in accrued income		952		(1,134)		166		(1,787)
Decrease (increase) in advance payments		2,886		1,900		4,140		(2,188)
Decrease in prepaid expenses		16,588		7,219		16,954		8,088
(Increase) decrease in prepaid value added tax		(8,298)		12,532		(4,314)		33,551
Decrease (increase) in other current assets		6,150		4,311		67,837		(8,537)
Decrease in long-term other accounts receivable		—		—		—		166
Increase in long-term prepaid expenses		(24,787)		(21,987)		(41,665)		(24,923)
Increase in deferred income tax		(18,624)		(77,343)		(142,989)		(44,447)
Increase in trade accounts and notes payable		74,934		36,794		118,641		35,386
Increase in other accounts payable		54,355		87,960		67,344		121,864
Increase (decrease) in advances received		749		(637)		1,146		(2,375)
(Decrease) increase in withholdings		(769)		(1,651)		43		(553)
Increase (decrease) in accrued expenses		1,946		15,419		(55,483)		(26,830)
Increase (decrease) in income taxes payable		1,055		14,615		(73,525)		38,139
Decrease in product warranty		(4,353)		(2,329)		(11,186)		(8,598)
Decrease in other current liabilities		(38,972)		(18,218)		(40,016)		(10,662)
Accrued severance benefits transferred from affiliated company, net		524		213		1,329		1,021
Payments of severance benefits		(5,910)		(3,493)		(14,861)		(7,980)
Decrease in severance insurance deposit		2,558		1,281		6,043		2,773
Decrease in contribution to National Pension Fund		28		35		67		78

		(55,095)		449,276		(526,458)		421,575

Net cash provided by operating activities		656,042		1,047,247		1,000,185		2,930,106

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(in millions of Korean won)	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2005		2004		2005		2004
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	(22,300)	(Won)	—	(Won)	(22,967)	(Won)	—
Acquisitions of available-for-sale securities		(23)		(42)		(229)		(152)
Proceeds from disposal of available-for-sale securities		—		—		—		157
Proceeds from non-current guarantee deposits		2		—		27		709
Payments of non-current guarantee deposits		—		(1,071)		(4,960)		(3,076)
Acquisitions of property, plant and equipment		(1,348,374)		(1,394,434)		(2,702,281)		(3,304,529)
Proceeds from disposal of property, plant and equipment		245		956		2,722		4,151
Acquisition of intangible assets		(5,712)		—		(8,021)		(32)

Net cash used in investing activities		(1,376,162)		(1,394,591)		(2,735,709)		(3,302,772)

Cash flows from financing activities
Repayment of short-term borrowing		—		—		—		(62)
Repayment on current portion of long-term debts		—		(161,350)		—		(467,202)
Proceeds from issuance of long-term debts		59,843		—		161,743		59,100
Proceeds from issuance of debentures		—		—		873,684		293,282
Proceeds from issuance of common stock		1,401,179		1,190,849		1,401,179		1,190,849

Net cash provided by financing activities		1,461,022		1,029,499		2,436,606		1,075,967

Net increase in cash and cash equivalents		740,902		682,155		701,082		703,301
Cash and cash equivalents
Beginning of the period		1,235,169		470,364		1,274,989		449,218

End of the period	(Won)	1,976,071	(Won)	1,152,519	(Won)	1,976,071	(Won)	1,152,519

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sales of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand. In September 2004, pursuant the underwriting agreement dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$ 51,471 thousand. In July 2005, pursuant to a Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company issued 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand.

As of September 30, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.90
Koninklijke Philips Electronics N. V.	135,625,000	37.90
Others	86,565,700	24.20

	357,815,700	100.00

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the nine-month period ended September 30, 2005.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period up to 20 years using the straight-line method.

The Company’s proportionate unrealized profit arising from sales between the Company and the equity-method investees or sales between equity-method investees is eliminated. If the equity-method investees are the Company’s subsidiaries, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as enumerated below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)1,040.7:US$1 as of September 30, 2005; (Won)1,035.6:US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of such deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into various derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as a difference between the issuing value and the present value of future cash flows discounted at effective interest rate of bond without conversion features, is included in other capital surplus. The related adjustment account to the conversion right is presented as a deduction of face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service period.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized as carryforward amount.

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of September 30, 2005	2005		2004
Cash and cash equivalents
Cash on hand	—	(Won)	7	(Won)	7
Checking accounts	—		29		122
Time deposits	2.9-3.4		954,087		1,130,869
Passbook accounts in Foreign currencies of US$ 935 million, JP ¥ 5,271 million and EUR 1 million (2004: US$ 139 million and JP ¥ 43 million)	3.2-3.7		1,021,948		143,991

			1,976,071		1,274,989

Long-term financial instruments
Guarantee deposits for checking accounts	0.1-0.5		16		16

		(Won)	1,976,087	(Won)	1,275,005

As of September 30, 2005 and December 31, 2004, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of September 30, 2005 and December 31, 2004, consist of the following:

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,051,498	(Won)	1,824	(Won)	—	(Won)	1,049,674
Other accounts receivable		5,860		308		—		5,552
Accrued income		1,317		13		—		1,304
Advance payments		5,710		57		—		5,653

	(Won)	1,064,385	(Won)	2,202	(Won)	—	(Won)	1,062,183

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Accrued income		1,485		15		—		1,470
Advance payments		9,892		99		—		9,793

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

As of September 30, 2005, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)312,218 million (December 31, 2004: (Won)410,824 million).

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

5.	Assets and Liabilities Denominated in Foreign Currencies

As of September 30, 2005 and December 31, 2004, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2005				2004
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,030,621	US$ JP ¥ EUR	897 6,996 26	(Won)	605,500	US$ JP ¥ EUR	494 1,264 58

Other accounts receivable		867	US$ JP ¥	1 31		5,922	US$ JP ¥ EUR	1 26 3

Trade accounts and notes payable		177,247	US$ JP ¥	62 12,257		168,182	US$ JP ¥	61 10,445

Other accounts payable		196,944	US$ JP ¥ EUR	15 17,073 20		125,868	US$ JP ¥ EUR	13 10,596 4

Accrued expenses		11,398	US$	11		14,190	US$	14

6.	Inventories

Inventories as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished products	(Won)	214,449	(Won)	244,084
Work-in-process		143,482		112,538
Raw materials		120,630		108,221
Supplies		54,153		53,133

		532,714		517,976
Less : Valuation loss		(40,233)		(49,977)

	(Won)	492,481	(Won)	467,999

As of September 30, 2005, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)26,873,456 million (December 31, 2004: (Won)26,873,073 million). Additionally, as of September 30, 2005, the Company insured directors’ and officers’ liabilities up to US$ 100 million (December 31, 2004: US$ 85 million).

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

7.	Equity-method Investments

Equity-method investments as of September 30, 2005 and December 31, 2004, consist of the following:

	2005
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	8,812	(Won)	7,491
LG.Philips LCD, Germany	960,000		100		1,252		3,540		3,742
LG.Philips LCD, Japan	1,900		100		1,088		4,443		4,397
LG.Philips LCD, Taiwan	11,549,994		100		6,076		13,163		8,350
LG.Philips LCD, Nanjing	—	[1]	100		120,355		188,706		159,264
LG.Philips LCD, Hong Kong	115,000		100		1,736		3,503		2,194
LG.Philips LCD, Shanghai	—	[1]	100		596		1,495		—
LG.Philips LCD, Poland²	500		100		16		16		16
Paju Electric Glass²	266,668		40		2,667		2,531		2,531

				(Won)	139,868	(Won)	226,209	(Won)	187,985

	2004
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD, Germany	960,000		100		1,252		2,262		2,262
LG.Philips LCD, Japan	1,900		100		1,088		4,052		4,052
LG.Philips LCD, Taiwan	11,549,994		100		6,076		10,974		10,974
LG.Philips LCD, Nanjing	—	[1]	100		100,071		140,241		140,241
LG.Philips LCD, Hong Kong	115,000		100		1,736		2,491		2,491
LG.Philips LCD, Shanghai	—	[1]	100		596		886		886

				(Won)	116,901	(Won)	168,039	(Won)	168,039

[1]	No shares have been issued according to the local laws or regulation.
²	Paju Electric Glass and LG.Philips LCD, Poland was established during 2005.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

As of and for the nine-month period ended September 30, 2005, condensed financial statements of the affiliates, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan., Ltd.		LG.Philips LCD, Taiwan., Ltd.		LG.Philips LCD, Nanjing., Ltd.
Current assets	(Won)	132,934	(Won)	206,965	(Won)	141,404	(Won)	362,277	(Won)	952,326
Non-current assets		913		702		1,101		2,062		230,567

Total assets	(Won)	133,847	(Won)	207,667	(Won)	142,505	(Won)	364,339	(Won)	1,182,893

Current liabilities	(Won)	125,035	(Won)	204,127	(Won)	138,041	(Won)	351,176	(Won)	862,695
Non-current liabilities		—		—		21		—		131,492

Total liabilities		125,035		204,127		138,062		351,176		994,187

Capital stock		6,082		1,252		1,088		4,189		120,355
Retained earnings		4,066		2,504		4,018		10,544		72,684
Capital adjustments		(1,336)		(216)		(663)		(1,570)		(4,333)

Total shareholders’ equity		8,812		3,540		4,443		13,163		188,706

Total liabilities and shareholders’ equity	(Won)	133,847	(Won)	207,667	(Won)	142,505	(Won)	364,339	(Won)	1,182,893

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland, Ltd.		Paju Electric Glass		Total
Current assets	(Won)	194,775	(Won)	304,105	(Won)	16	(Won)	5,080	(Won)	2,299,882
Non-current assets		440		387		—		2,167		238,339

Total assets	(Won)	195,215	(Won)	304,492	(Won)	16	(Won)	7,247	(Won)	2,538,221

Current liabilities	(Won)	191,686	(Won)	302,997	(Won)	—	(Won)	918	(Won)	2,176,675
Non-current liabilities		26		—		—		—		131,539

Total liabilities		191,712		302,997				918		2,308,214

Capital stock		1,736		596		16		6,667		141,981
Retained earnings		2,044		1,290		—		(338)		96,812
Capital adjustments		(277)		(391)		—		—		(8,786)

Total shareholders’ equity		3,503		1,495		16		6,329		230,007

Total liabilities and shareholders’ equity	(Won)	195,215	(Won)	304,492	(Won)	16	(Won)	7,247	(Won)	2,538,221

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.	LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan., Ltd.		LG.Philips LCD, Taiwan., Ltd.		LG.Philips LCD, Nanjing., Ltd.
Sales	(Won)691,764	(Won)	958,959	(Won)	627,216	(Won)	1,867,365	(Won)	2,929,951
Cost of sales	683,895		948,810		619,106		1,846,580		2,840,022

Gross profit	7,869		10,149		8,110		20,785		89,929
Selling and administrative expenses	6,515		6,916		6,292		6,971		49,414

Operating income	1,354		3,233		1,818		13,814		40,515
Non-operating income (expense)	(802)		(885)		(22)		(10,081)		(1,139)

Ordinary income	552		2,348		1,796		3,733		39,376
Income tax expense	344		669		980		1,060		4,876

Net income	(Won)208	(Won)	1,679	(Won)	816	(Won)	2,673	(Won)	34,500

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Co., Ltd.		Paju Electric Glass		Total
Sales	(Won)	875,741	(Won)	836,139	(Won)	—	(Won)	—	(Won)	8,787,135
Cost of sales		870,241		831,748		—		—		8,640,402

Gross profit		5,500		4,391		—		—		146,733
Selling and administrative expenses		4,681		5,301		—		346		86,436

Operating income(loss)		819		(910)		—		(346)		60,297
Non-operating income (expense)		273		774		—		8		(11,874)

Ordinary income(loss)		1,092		(136)		—		(338)		48,423
Income tax expense		157		98		—		—		8,184

Net income(loss)	(Won)	935	(Won)	(234)	(Won)	—	(Won)	(338)	(Won)	40,239

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

The details of the equity method valuation for the nine-month periods ended September 30, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of September 30, 2005
LG.Philips LCD, America	(Won)	7,133	(Won)	—	(Won)	312	(Won)	—	(Won)	46	(Won)	7,491
LG.Philips LCD, Germany		2,262		—		1,856		—		(376)		3,742
LG.Philips LCD, Japan		4,052		—		738		—		(393)		4,397
LG.Philips LCD, Taiwan		10,974		—		(2,137)		—		(487)		8,350
LG.Philips LCD, Nanjing		140,241		20,284		(6,778)		—		5,517		159,264
LG.Philips LCD, Hongkong		2,491		—		(337)		—		40		2,194
LG.Philips LCD, Shanghai		886		—		(922)		—		36		—
LG. Philips LCD, Poland		—		16		—		—		—		16
Paju Electric Glass		—		2,667		(136)		—		—		2,531

	(Won)	168,039	(Won)	22,967	(Won)	(7,404)	(Won)	—	(Won)	4,383	(Won)	187,985

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of September 30, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	3,493	(Won)	—	(Won)	(338)	(Won)	9,995
LG.Philips LCD, Germany		568		—		(424)		—		(144)		—
LG.Philips LCD, Japan		1,788		—		2,631		—		(179)		4,240
LG.Philips LCD, Taiwan		5,861		—		4,807		—		(384)		10,284
LG.Philips LCD, Nanjing		21,515		—		(11,309)		—		(1,178)		9,028
LG.Philips LCD, Hongkong		—		—		3,057		—		(94)		2,963
LG.Philips LCD, Shanghai		—		—		5,335		—		(67)		5,268

	(Won)	36,572	(Won)	—	(Won)	7,590	(Won)	—	(Won)	(2,384)	(Won)	41,778

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

As of September 30, 2005 and 2004, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	2005						2004
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(1,321)	(Won)	—	(Won)	(1,321)	(Won)	(474)	(Won)	—	(Won)	(474)
LG.Philips LCD, Germany		202		—		202		4,342		—		4,342
LG.Philips LCD, Japan		(46)		—		(46)		201		—		201
LG.Philips LCD, Taiwan		(4,813)		—		(4,813)		(1,060)		—		(1,060)
LG.Philips LCD, Nanjing		(23,598)		(5,844)		(29,442)		3,041		(2,779)		262
LG.Philips LCD, Hongkong		(1,309)		—		(1,309)		(474)		—		(474)
LG.Philips LCD, Shanghai		(1,495)		—		(1,495)		838		—		838
LG.Philips LCD, Poland		—		—		—		—		—		—
Paju Electric Glass		—		—		—		—		—		—

	(Won)	(32,380)	(Won)	(5,844)	(Won)	(38,224)	(Won)	6,414	(Won)	(2,779)	(Won)	3,635

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

8.	Property, Plant and Equipment

Changes in property, plant and equipment for the nine-month periods ended September 30, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2005	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	20,119	(Won)	81,696
Acquisition		—		15,353		102		35,187		1,621		36,243
Capitalized interest		—		8,432		—		18,091		—		—
Depreciation		—		(34,784)		(4,674)		(1,126,188)		(8,719)		(53,119)
Disposal		—		—		—		(580)		(8)		(20)
Transfer		2,451		198,825		1,273		1,328,264		15,985		34,675

Balance as of September 30, 2005	(Won)	316,071	(Won)	1,005,594	(Won)	111,511	(Won)	3,629,247	(Won)	28,998	(Won)	99,475

Accumulated depreciation	(Won)	—	(Won)	158,262	(Won)	24,796	(Won)	5,354,858	(Won)	51,065	(Won)	179,340

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2005	(Won)	4,040	(Won)	2,501	(Won)	704,588	(Won)	933,036	(Won)	6,366,651
Acquisition		619		411		577,877		2,493,621		3,161,034
Capitalized interest		—		—		2,995		4,917		34,435
Depreciation		(1,233)		—		—		—		(1,228,717)
Disposal		(221)		—		—		—		(829)
Transfer		1,331		—		(787,818)		(795,041)		(55)

Balance as of September 30, 2005	(Won)	4,536	(Won)	2,912	(Won)	497,642	(Won)	2,636,533	(Won)	8,332,519

Accumulated depreciation	(Won)	4,477	(Won)	—	(Won)	—	(Won)	—	(Won)	5,772,798

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	17,751	(Won)	70,708
Acquisition during the period		—		5,188		206		9,838		2,055		25,295
Capitalized interest		55		2,773		—		14,904		—		—
Depreciation		—		(22,983)		(4,272)		(771,424)		(7,268)		(32,573)
Disposal		—		(88)		—		(1,111)		—		(19)
Transfer		224,949		321,163		(345)		1,832,937		6,207		16,478

Balance as of September 30, 2004	(Won)	313,673	(Won)	807,172	(Won)	114,602	(Won)	3,141,966	(Won)	18,745	(Won)	79,889

Accumulated depreciation	(Won)	—	(Won)	113,295	(Won)	18,379	(Won)	3,933,747	(Won)	40,750	(Won)	127,346

	2004
	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2004	(Won)	2,587	(Won)	1,529	(Won)	28,521	(Won)	987,709	(Won)	3,874,428
Acquisition during the period		1,788		—		1,160,482		1,908,767		3,113,619
Capitalized interest		—		—		3,864		4,382		25,978
Depreciation		(948)		—		—		—		(839,468)
Disposal		—		—		—		—		(1,218)
Transfer		16		—		(426,109)		(1,987,305)		(12,009)

Balance as of September 30, 2004	(Won)	3,443	(Won)	1,529	(Won)	766,758	(Won)	913,553	(Won)	6,161,330

Accumulated depreciation	(Won)	3,204	(Won)	—	(Won)	—	(Won)	—	(Won)	4,236,721

As of September 30, 2005, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)366,787 million (December 31, 2004: (Won)259,230 million).

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss (gain) on foreign exchange rate fluctuations and interest expenses for the nine-month period ended September 30, 2005, is (Won)34,435 million (2004: (Won)25,978 million).

For the nine-month period ended September 30, 2005, net gain on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)1,320 million (2004: net loss of (Won)5,918 million).

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

For the nine-month period ended September 30, 2005, the effects of capitalized expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	14,105,318	(Won)	5,772,798	(Won)	14,070,883	(Won)	5,771,196	(Won)	34,435	(Won)	1,602

Statement of income

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	1,228,717	(Won)	1,227,115	(Won)	1,602
Interest expense		73,124		106,239		(33,115)
Foreign currency translation gain		31,700		33,020		(1,320)
Net income		189,164		156,331		(32,833)

9.	Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471
Acquisition		8,020		—		1		—		8,021
Amortization		(31,299)		(24)		(925)		(1,245)		(33,493)

Balance as of September 30, 2005	(Won)	148,794	(Won)	236	(Won)	8,969	(Won)	—	(Won)	157,999

Accumulated amortization	(Won)	274,551	(Won)	80	(Won)	3,337	(Won)	9,713	(Won)	287,681

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

	2004
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the period		—		155		6,461		64		6,680
Amortization		(30,818)		(15)		(547)		(1,843)		(33,223)

Balance as of September 30, 2004	(Won)	179,104	(Won)	267	(Won)	10,201	(Won)	1,867	(Won)	191,439

Accumulated amortization	(Won)	232,949	(Won)	49	(Won)	2,104	(Won)	7,846	(Won)	242,948

The Company has classified the amortization as part of manufacturing overhead costs. The amortization expense for the nine-month period ended September 30, 2005, amounts to (Won)33,493 million (2004: (Won)33,223 million).

The details of intellectual property rights as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	Description	2005		2004		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	148,794	(Won)	172,073	4~10years

The Company expensed research and development costs of (Won)264,408 million for the nine-month period ended September 30, 2005 (2004: (Won)174,589 million).

For the nine-month periods ended September 30, 2005 and 2004, the significant expenses, which are expected to have probable future economic benefits but expensed in the period incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2005		2004
Training expense	(Won)	11,023	(Won)	9,495
Advertising expense		15,291		3,873
Expenses for foreign market expansion		6,092		4,283

	(Won)	32,406	(Won)	17,651

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

10.	Current maturities of long-term debts

Current maturities of long-term debts as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of September 30, 2005	2005		2004
Long-term debt in won currency loans	Korea Export-Import Bank	5.9-6.1	(Won)	29,417	(Won)	—
Corporate bonds in won currency		6.0		200,000		—
Long-term debt in foreign currency debentures of US$ 182 million	—	3M Libor + 1.0		189,928		188,997
Long-term debt in foreign currency loans of US$ 18 million		3M Libor + 1.0		18,212		18,123

				437,557		207,120
Less : Discounts on debentures				(2,238)		(1,981)

			(Won)	435,319	(Won)	205,139

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

11.	Long-Term Debts

Long-term debts as of September 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of September 30, 2005	2005		2004
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,350,000
Less : Current maturities			(200,000)		—
Discounts on debentures			(30,333)		(33,396)

			1,519,667		1,316,604

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6,		418,362		416,311
	3M Libor + 1.0
Term notes, payable through 2006	3M Libor +1.0		169,634		168,803

			587,996		585,114
Less : Current maturities			(189,928)		(188,997)
Discount on debentures			(4,135)		(5,005)

			393,933		391,112

Convertible bonds¹
US dollar-denominated bond, payable through 2010	—		483,780		—
Add : Call premium			84,613		—
Less : Current maturities			—		—
Discount on debentures			(2,866)		—
Conversion adjustment			(108,311)		—

			457,216		—

		(Won)	2,370,816	(Won)	1,707,716

Won currency loans
General loans	5.9 – 6.1	(Won)	117,800	(Won)	117,800
	2.5		7,968		—
Less : Current maturities			(29,417)		—

			96,351		117,800

Foreign currency loans
General loans	3M Libor+1.0,		242,483		85,955
	3M Libor+0.99 –
	3M Libor+1.35,
	6M Libor+1.2
Less : Current maturities			(18,212)		(18,123)

			224,271		67,832

		(Won)	320,622	(Won)	185,632

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of September 30, 2005, the number of non-converted common shares is 8,276,681.

As of September 30, 2005, the foreign currency debentures denominated in U.S. dollars amount to US$ 565 million (December 31, 2004: US$ 565 million), while the foreign currency loans denominated in U.S. dollars amount to US$ 233 million (December 31, 2004: US$ 83 million).

The aggregate annual maturities of long-term debts outstanding as of September 30, 2005, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won) For the Period ending September 30,	Won currency debentures		Won currency loans		Foreign currency debentures		Convertible bonds¹		Foreign currency loans		Total
2007		(Won)—	(Won)	39,266	(Won)	189,928	(Won)	—	(Won)	40,068	(Won)	269,262
2008		300,000		39,267		208,140		—		43,709		591,116
2009		550,000		9,850		—		—		43,709		603,559
2010		700,000		398		—		—		43,709		744,107
2011		—		1,594		—		—		37,465		39,059
2012		—		1,594		—		—		15,611		17,205
After 2012		—		4,382		—		—		—		4,382

	(Won)	1,550,000	(Won)	96,351	(Won)	398,068	(Won)	—	(Won)	224,271	(Won)	2,268,690

¹	All convertible bonds are assumed to be converted into common shares.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the nine-month periods ended September 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Balance at the beginning of the period	(Won)	81,955	(Won)	56,552
Actual severance payments		(14,861)		(7,980)
Transferred from/to affiliated companies, net		1,329		1,021
Provision for severance benefits		34,930		26,193

	(Won)	103,353	(Won)	75,786
Cumulative deposits to the National Pension Fund		(670)		(735)
Severance insurance deposit		(43,237)		(32,008)

Balance at the end of the period	(Won)	59,446	(Won)	43,043

The severance benefits are funded approximately 41.8% as of September 30, 2005 (2004 : 42.2%), through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

13.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the amount that the market price of the Company’s common stock exceeds the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs for the nine-month period ended September 30, 2005, is as follows:

Number of shares under SARs
Balance, January 1, 2005	—
Options granted	450,000
Options exercised	—
Options canceled/expired	—

Balance, September 30, 2005	450,000

As of September 30, 2005, expenses of stock-based compensation are as follows:

(in millions of Korean won)	Expenses
Nine-month period ended September 30, 2005	(Won)	35
October 1, 2005 and thereafter¹	(Won)	110

¹	As of September 30, 2005, (Won)110 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over the next 18 months.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

14.	Commitments and Contingencies

As of September 30, 2005, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of September 30, 2005, the Company has a revolving credit facility agreement with Shinhan Bank and Kookmin Bank totaling (Won)200,000 million (December 31, 2004: (Won)200,000 million).

As of September 30, 2005, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,045 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$105 million. The related amounts of negotiated foreign currency receivables outstanding as of September 30, 2005, amount to (Won)312,218 million (December 31, 2004: (Won)410,824 million).

As of September 30, 2005, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others. As of September 30, 2005, the Company has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date

HSBC and others	US$	3,129	(Won)	3,204,221	(Won)94.31:US$1-	October 4, 2005 -
					(Won)1,157.6:US$1	September 15, 2006

City bank and others	EUR	122	(Won)	156,168	(Won)1,227.68:EUR 1-	October 21, 2005 -
					(Won)1,352.44:EUR1	September 13, 2006

ABN AMRO and others	(Won)	328,559	JP ¥	34,239	(Won)9.202: JP ¥1-	October 13, 2005 -
					(Won)10.288:JP ¥1	September 1, 2006
Korea Development Bank and others	US$	137	JP ¥	15,200	JP ¥108.94: US$1-	October 4, 2005 -
					JP ¥112.185: US$1	December 29, 2005

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

As of September 30, 2005, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)15,362 million and (Won)75,207 million, respectively. Total unrealized gains and losses of (Won)426 million and (Won)27,597 million, respectively, were charged to current operations for the nine-month period ended September 30, 2005, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains and losses of (Won)12,377 million and (Won)37,671 million, respectively, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on September 15, 2006. The aggregate amount of all deferred gains and losses of (Won)14,936 million and (Won)47,610 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from September 30, 2005.

For the nine-month period ended September 30, 2005, the Company recorded realized exchange gains of (Won)25,336 million (2004: (Won)28,545 million) on foreign currency forward contracts upon settlement, and for the nine-month period ended September 30, 2005, realized exchange losses amounted to (Won)47,803 million (2004: (Won)40,487 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts is as follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	470		—	3M Libor	October 2, 2005 - September 15, 2006
		—	(Won)	496,630	2.85% - 4.20%

As of September 30, 2005, unrealized gains and losses of (Won)5,026 million and (Won)2,452 million, respectively, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

The Company entered into currency option contracts in order to manage the exposure to change in foreign currency exchange rate related to foreign currency bonds in accordance with its foreign currency risk management policy.

The summary of said contract is as follows :

(in millions) Contracting party	Form of Option	Contract Amount	Exercise Price	Maturity date
HSBC and one other bank	Daily Accrual Forward	US$30	(Won)1,029.00/US$ ~ (Won)1,033.65/US$	October 26, 2005 ~ October 28, 2005

These option contracts have been valued at fair market value and a valuation loss of (Won)192 million has been reflected in this quarter’s net income.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently, the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patent and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., and other claiming patent infringement on rear mountable liquid crystal display devices in United States District of Delaware and Patent country Court in the United Kingdom. The Company filed a complaint against Chunghwa Picture Tubes in American Arbitration Association in connection with the ownership for patent. On May 24, 2004, the Company filed a Complaint for Declaratory Judgment of properly recorded inventorship in United States District Court for the district of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to the side mounting patent. Accordingly, the Company has revised its claim and has refiled so that the side mounting patent can be effectively included in the original patent infringement case. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

15.	Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase of the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of September 30, 2005 is 357,815,700 (2004: 325,315,700).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for US$51,471 thousand. In July 2005, pursuant to the Form F-1 Registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company issued 27,900,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 1, 189,656 thousand. In addition, pursuant to the “Underwriting Agreement” dated July 21, 2005, the Company issued 4,600,000 shares of common stock for gross proceeds of US$ 196,144 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures in connection with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facilities in Korea.

Issuances and other movements in common stock from January 1, 2004 to September 30, 2005, are as follows:

(in millions of Korean won) Date of Issuance	Remarks	Par Value		Additional Paid-in Capital
January 1, 2004		(Won)	1,450,000	(Won)	—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)
July 26, 2005	Issuance of common stock		162,500		1,259,469
	Stock issuance cost		—		(20,789)

Balance as of September 30, 2005		(Won)	1,789,079	(Won)	2,250,951

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

16.	Capital Surplus and Retained Earnings

Capital surplus as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Additional paid in capital	(Won)	2,250,951	(Won)	1,012,271
Conversion right¹		29,470		—

	(Won)	2,280,421	(Won)	1,012,271

¹	The total amount before tax effect is (Won)33,185 million as of September 30, 2005.

Retained earnings as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		3,152,501		2,963,337

	(Won)	3,280,838	(Won)	3,091,674

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

17.	Capital Adjustments

Capital adjustments as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Foreign currency translation loss on the affiliates¹	(Won)	(6,849)	(Won)	(13,169)
Gain on valuation of derivative instruments¹		12,377		55,287
Loss on valuation of derivative instruments¹		(37,671)		—

	(Won)	(32,143)	(Won)	42,118

¹	Tax effects were deducted.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

18.	Income Taxes

Income tax expense (benefit) for the nine-month periods ended September 30, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Current income taxes	(Won)	5,763	(Won)	87,900
Deferred income taxes from temporary differences		(27,313)		(11,802)
Deferred income taxes from tax credit		(121,280)		(32,645)
Deferred income taxes from capital adjustment and capital surplus		5,603		—

Income tax expense (benefit)	(Won)	(137,227)	(Won)	43,453

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of September 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Inventories	(Won)	9,228	(Won)	7,564
Investments		7,616		(1,463)
Other current assets		3,302		(2,158)
Property, plant and equipment		33,254		24,631
Tax credit carryforward		259,108		137,828
Deferred income taxes from capital adjustment and capital surplus		5,603		—
Others		3,659		6,776

	(Won)	321,770	(Won)	173,178

Available tax credits as of September 30, 2005, amounted to (Won)287,898 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

See Report Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

The reconciliation between income before income taxes to taxable income for the nine-month periods ended September 30, 2005 and 2004, are as follows

(in millions of Korean won)	2005		2004
Income before income taxes	(Won)	51,937	(Won)	1,663,477

Add (deduct) :
Temporary differences		51,645		(12,120)
Permanent differences		(4,366)		—

Taxable income	(Won)	99,216	(Won)	1,675,597

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the nine-month period ended September 30, 2005, is negative 264.22% (2004: 7.36%).

Changes in accumulated temporary differences for the nine-month period ended September 30, 2005 are as follows:

(in millions of Korean won)	January 1, 2005		Increase (decrease)		September 30, 2005
Inventories	(Won)	47,233	(Won)	(5,388)	(Won)	41,845
Investments		(9,599)		44,133		34,534
Derivatives		(14,157)		34,042		19,885
Property, plant and equipment		109,496		20,603		130,099
Warranty accrual		15,151		(2,558)		12,593
Others		12,333		(39,187)		(26,854)

Total	(Won)	160,457	(Won)	51,645	(Won)	212,102

Addition(deduction) to capital	(Won)	—	(Won)	10,712	(Won)	10,712

Tax credit carryforward	(Won)	137,828	(Won)	121,280	(Won)	259,108

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

19.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings per share for the three-month and nine-month periods ended September 30, 2005 and 2004, is calculated as follows:

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
(in millions, except for per share amount)	2005		2004		2005		2004
Net income as reported on the statements of income	(Won)	226,927	(Won)	290,868	(Won)	189,164	(Won)	1,620,024
Weighted-average number of common shares outstanding		349		316		333		299

Earnings per share	(Won)	651	(Won)	920	(Won)	568	(Won)	5,422

Diluted earnings per share	(Won)	649	(Won)	920	(Won)	568	(Won)	5,422

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Therefore, diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share, for the three month-period ended March 31, 2005. And, diluted earnings per share is identical to basic earnings per share and diluted ordinary net income as the convertible bond issued have no dilutive effect for the nine-month period ended September 30, 2005. The diluted ordinary earnings per share and the diluted net earnings per share is (Won) 649 per share for the three month period ended September 30, 2005.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

Diluted earnings per share for the three-month period ended September 30, 2005, is as follows:

(in millions, except for per share amount)
Net income allocated to common stock	(Won)	226,927
Add : Interest expense on convertible bonds¹		4,533

Diluted net income allocated to common stock		231,460
Weighted average number of common shares and diluted securities outstanding during the period		357

Diluted earnings per share ²	(Won)	649

¹	Tax effect was deducted.
²	Convertible bonds have no dilutive effect as these amounts exceed basic earnings per share.

Additionally, earnings (loss) per share for the three-month period ended June 30, 2005, and for the year ended December 31, 2004, are as follows:

	June 30, 2005		December 31, 2004
Basic earnings (loss) per share	(Won)	(116)	(Won)	5,420
Diluted earnings (loss) per share	(Won)	(116)	(Won)	5,420

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

20.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2005 and 2004, and the related account balances outstanding as of September 30, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales ¹		Purchases ¹		Receivables		Payables
LG Electronics Inc.-Domestic	(Won)	284,781	(Won)	118,895	(Won)	37,522	(Won)	51,917
LG Electronics Inc.-Overseas		61,689		2		21,177		15
LG Corporation		—		7,939		10,970		822
LG Chem Ltd.		—		283,647		—		39,406
LG Philips LCD America, Inc.		560,268		2		62,235		68
LG Philips LCD Taiwan Co., Ltd.		565,339		—		10,766		68
LG Philips LCD Japan Co., Ltd.		600,001		—		108,542		1
LG Philips LCD Germany GmbH		690,373		8,079		107,125		8,084
LG Philips LCD Nanjing Co., Ltd.		2,170,908		1,115		484,596		78
LG Philips LCD Shanghai Co., Ltd.		574,139		—		108,663		—
LG Philips LCD Hong Kong Co., Ltd.		352,543		—		76,025		59
LG International – Domestic		417		2,665		—		822
LG International – Overseas		68,922		897,127		728		237,710
Serveone		—		94,093		—		37,158
Micron Ltd.		—		86,270		—		41,752
LG CNS.		—		75,181		—		12,350
Philips		—		34,382		81		3,363
Others		53,231		38,117		18,354		6,514

2005 Total	(Won)	5,982,611	(Won)	1,647,514	(Won)	1,046,784	(Won)	440,187

2004 Total	(Won)	5,961,324	(Won)	2,828,718	(Won)	488,517	(Won)	593,393

¹	Includes sales and purchases of property, plant and equipment.
²	As Korean Fair Trade Commission approved GS Group to split from LG Group in January 2005, LG Construction and LG Retail Co. Ltd., and others were no longer classified as related parties.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2005 and 2004, and December 31, 2004

(Unaudited)

21.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 90% of total sales for the nine-month periods ended September 30, 2005 and 2004.

The following is a summary of operations by country based on the location of the customers for the nine-month periods ended September 30, 2005 and 2004:

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2005	(Won)	556,487	(Won)	565,375	(Won)	600,004	(Won)	560,644	(Won)	3,107,185	(Won)	710,640	(Won)	114,833	(Won)	6,215,168
2004	(Won)	616,120	(Won)	1,090,407	(Won)	738,337	(Won)	507,255	(Won)	2,399,250	(Won)	781,138	(Won)	96,557	(Won)	6,229,064

22.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,313,703	(Won)	717,889

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won and thousands of US dollars, except for share data)	December 31, 2004		September 30, 2005		(Note 2) September 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	(Won)	1,361,239	(Won)	2,129,456	$2,042,840
Accounts receivable, net
Trade, net		461,996		776,910	745,309
Due from affiliates		427,914		531,047	509,446
Others, net		64,407		57,180	54,854
Inventories		804,117		723,917	694,471
Deferred income taxes		7,743		19,626	18,828
Prepaid expense		30,233		21,921	21,029
Prepaid value added tax		95,240		110,808	106,301
Other current assets		146,040		38,494	36,930

Total current assets		3,398,929		4,409,359	4,230,008

Long-term prepaid expenses		49,648		83,707	80,302
Property, plant and equipment, net		6,563,977		8,578,817	8,229,870
Deferred income taxes		178,450		309,156	296,581
Intangibles, net		37,435		42,341	40,619
Other assets		34,062		41,856	40,152

Total assets	(Won)	10,262,501	(Won)	13,465,236	$12,917,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	(Won)	483,220	(Won)	347,382	$333,252
Current portion of long-term debt		212,992		447,308	429,114
Trade accounts and notes payable
Trade		490,524		602,836	578,315
Due to affiliates		92,593		127,167	121,994
Other accounts payable
Others		439,210		1,172,034	1,124,361
Due to affiliates		576,708		392,713	376,739
Accrued expenses		119,864		56,924	54,609
Income taxes payables		76,812		7,115	6,826
Other current liabilities		82,162		191,767	183,967

Total current liabilities		2,574,085		3,345,246	3,209,177

Long-term debt, net of current portion		1,993,151		2,875,674	2,758,705
Long-term accrued expense		—		1,671	1,603
Accrued severance benefits, net		31,964		59,467	57,048

Total liabilities		4,599,200		6,282,058	6,026,533

Commitments and contingencies
Stockholders’ equity:
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 325 million shares at December 31, 2004 and 358 million shares at September 31 2005		1,626,579		1,789,078	1,716,307

Capital Surplus		1,001,940		2,243,216	2,151,972

Retained earnings		3,001,042		3,182,976	3,053,507

Accumulated other comprehensive income (loss)		33,740		(32,092)	(30,787)

Total stockholders’ equity		5,663,301		7,183,178	6,890,999

Total liabilities and stockholders’ equity	(Won)	10,262,501	(Won)	13,465,236	$12,917,532

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

(Unaudited)

(in millions of Korean won and thousands of US dollars, except for per share amount)	For the three month periods ended September 30,				For the nine month periods ended September 30,
	2004		2005		2004		2005		2005
									(Note 2)
Sales
Related parties	(Won)	821,346	(Won)	1,068,773	(Won)	2,621,274	(Won)	2,779,955	$2,666,879
Others		1,052,233		1,671,734		3,770,788		4,332,928	4,156,685

		1,873,579		2,740,507		6,392,062		7,112,883	6,823,564

Cost of sales		1,543,259		2,364,366		4,423,667		6,613,579	6,344,569

Gross profit		330,320		376,141		1,968,395		499,304	478,995

Selling, general and administrative expenses		65,609		137,490		222,809		350,047	335,809

Operating income (loss)		264,711		238,651		1,745,586		149,257	143,186

Other income (expense)
Interest income		5,227		15,446		12,998		36,487	35,003
Interest expense		(13,870)		(27,451)		(40,832)		(81,149)	(77,848)
Foreign exchange gain (loss), net		(6,002)		(9,568)		(18,047)		(33,016)	(31,673)
Others, net		271		(1,021)		857		(527)	(507)

Total other income (expense)		(14,374)		(22,594)		(45,024)		(78,205)	(75,025)

Income before income taxes		250,337		216,057		1,700,562		71,052	68,161

Provision (benefit) for income taxes		(47,557)		(21,952)		52,428		(110,882)	(106,372)

Net income	(Won)	297,894	(Won)	238,009	(Won)	1,648,134	(Won)	181,934	$174,533

Net income per common share
Basic	(Won)	943	(Won)	682	(Won)	5,512	(Won)	546	$524
Diluted	(Won)	943	(Won)	677	(Won)	5,512	(Won)	546	$524

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean won)	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation, net of tax
Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock	35,315,700		176,579		1,014,270								1,190,849
Unearned Compensation							(11,923)
Stock compensation expense							605						605
Comprehensive income :
Net income									1,648,134				1,648,134
Cumulative translation adjustment											(2,388)		(2,388)
Net unrealized gains on derivative, net of tax											(174)		(174)

Total comprehensive income													1,645,572

Balance as of September 30, 2004	325,315,700	(Won)	1,626,579	(Won)	1,014,270	(Won)	(11,318)	(Won)	2,945,489	(Won)	1,274	(Won)	5,576,294

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock	32,500,000		162,499		1,238,679								1,401,178
Unearned Compensation
Stock compensation expense							2,597						2,597
Comprehensive income :
Net income									181,934				181,934
Cumulative translation adjustment, net of tax											6,321		6,321
Net unrealized gains on derivative, net of tax											(72,153)		(72,153)

Total comprehensive income													116,102

Balance as of September 30, 2005	357,815,700	(Won)	1,789,078	(Won)	2,250,950	(Won)	(7,734)	(Won)	3,182,976	(Won)	(32,092)	(Won)	7,183,178

(in thousands of US dollars) (Note 2)	Common Stock		Capital Surplus		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Additional Paid-In Capital	Unearned Compensation
Balance as of December 31, 2004	325,315,700	$1,560,417	$971,097	$(9,911)	$2,878,974	$32,368	$5,432,945

Issuance of Common Stock	32,500,000	155,890	1,188,295				1,344,185
Unearned Compensation
Stock compensation expense				2,491			2,491
Comprehensive income :
Net income					174,533		174,533
Cumulative translation adjustment						6,063	6,063
Net unrealized gains on derivative, net of tax						(69,218)	(69,218)

Total comprehensive income							111,378

Balance as of September 30, 2005	357,815,700	$1,716,307	$2,159,392	$(7,420)	$3,053,507	$(30,787)	$6,890,999

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won and thousands of US dollars)	For the nine month periods ended September 30,
	2004		2005		2005
					(Note 2)
Cash flows from operating activities:
Net income	(Won)	1,648,134	(Won)	181,934	$174,534

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		849,689		1,255,835	1,204,753
Provision for severance benefits		29,391		34,949	33,527
Foreign exchange loss (gain), net		(28,993)		15,071	14,458
Amortization of intangible assets		4,747		5,242	5,029
(Gain) loss on disposal of property, plant and equipment, net		(104)		70	67
Amortization of debt issuance cost		5,423		4,291	4,116
Stock compensation expense		605		2,597	2,491
(Increase) in deferred income taxes assets, net		(41,621)		(137,008)	(131,435)
Others, net		(10,965)		50,261	48,217

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		272,543		(456,946)	(438,360)
Decrease (increase) in inventories		(349,880)		80,273	77,008
Decrease (increase) in other current assets		(50,078)		92,080	88,335
Increase in trade accounts and notes payable		88,238		148,897	142,841
Increase in other accounts payable		148,669		58,293	55,922
Decrease in accrued expenses		(17,470)		(62,940)	(60,380)
(Decrease) increase in other current liabilities		22,229		(55,811)	(53,541)

Net cash provided by operating activities		2,570,557		1,217,088	1,167,582

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(2,254,925)		(706,699)	(677,954)
Purchase from others		(1,161,497)		(2,079,821)	(1,995,224)
Proceeds from sales of property, plant and equipment		4,151		2,726	2,615
Purchase of intangible assets		—		(10,147)	(9,734)
Others, net		(2,272)		(7,727)	(7,412)

Net cash used in investing activities		(3,414,543)		(2,801,668)	(2,687,709)

Cash flows from financing activities:
Proceeds (repayment of) from short-term borrowings		472,863		(134,606)	(129,131)
Proceeds from issuance of long-term debt		352,391		1,090,026	1,045,689
Repayment of long-term debt		(467,202)		(5,872)	(5,633)
Proceeds from issuance of common stock		1,190,849		1,401,180	1,344,186

Net cash provided by financing activities		1,548,901		2,350,728	2,255,111

Effect of exchange rate changes on cash and cash equivalents		2,914		2,069	1,986

Net increase in cash and cash equivalents		707,829		768,217	736,970

Cash and cash equivalents:
Beginning of period		504,014		1,361,239	1,305,870

End of period	(Won)	1,211,843	(Won)	2,129,456	$2,042,840

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1042.40 : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on September 30, 2005. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.	Inventories

Inventories at December 31, 2004 and September 30, 2005 comprise the following:

(in millions of Korean won)	December 31, 2004		September 30, 2005
Finished products	(Won)	511,008	(Won)	345,859
Work in process		124,356		188,844
Raw materials		168,753		189,214

	(Won)	804,117	(Won)	723,917

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the nine month periods ended September 30, 2004 and 2005, two and three hundred thirty-nine foreign currency forward contracts were designated as cash flow hedges, respectively. During the nine month periods ended September 30, 2004 and 2005, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)4,167 million and (Won)(25,294) million, were recorded in other comprehensive income. The deferred losses of (Won)25,294 million for derivatives designated as cash flow hedges are expected to be reclassified into losses within the next twelve months.

Derivatives for trading

For the nine month periods ended September 30, 2004 and 2005, the Company recorded realized exchange gains of (Won)28,545 million and (Won)25,336 million and realized exchange losses of (Won)40,487 million and (Won)47,803 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the nine month periods ended September 30, 2004 and 2005, the Company recorded unrealized gains of (Won)9,047 million and (Won)5,452 million and unrealized losses of (Won)5,535 million and (Won)25,337 million, respectively, relating to these derivative contracts designated for trading.

5.	Convertible bonds

The Company issued U.S. dollar-denominated non-interest bearing convertible bonds amounting to US$475 million due 2010. The bonds are convertible at (Won)58,435 for one common share from July 27, 2005 to April 4, 2010, redeemable from April 19, 2008 to the due date. The bonds enable the holder to put the debt back to the Company at a specified price.

6.	Stockholder’s equity

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with Korean Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands ((Won)871,753 million).

In September 2004, pursuant to the underwriting agreement dated July 15, 2004 , the Company sold 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands ((Won)59,300 million).

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to Korean Securities and Exchange Act. Employees purchased the shares through ESOA with the loan provided by the Company at the initial public offering price ((Won)34,500) and put under individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is essentially a restricted stock award which vests over four years. Total compensation costs are accounted for

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

“unearned compensation”, shown as a deduction of Capital Surplus, and it will be amortized during four year vesting period. During the nine month period ended September 30, 2005, the Company recorded compensation expense of (Won)2,040 million. The unearned compensation (Won)7,734 million are expected to be reclassified into earnings within the next thirty-six months.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of American Depository Shares (“ADSs”) for gross proceed of US$ 1,189,656 thousands ((Won) 1,220,706 million).

In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of American Depository shares (“ADSs”) for gross proceeds of US$ 196,144 thousands ((Won)201,263 million).

7.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs.

The following table shows total stock-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	September 30, 2005
Cost of goods sold	(Won)	705
Selling general and administrative		966
Income tax benefits		(66)

Total stock-based compensation expense	(Won)	1,605

As of September 30, 2005, (Won)5,012 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over the next twenty-one months.

There were no capitalized stock-based compensation costs at September 30, 2005

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

The following tables summarize option activity under the SARs during the third quarter of 2005:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual lift (in years)

Balance at March 31, 2005	(Won)	—	—	—
Options granted	(Won)	44,050	450,000
Options exercised		—	—
Options canceled/expired		—	—

Balance at September 30, 2005	(Won)	44,050	450,000	7

Exercisable at September 30, 2005	(Won)	—	—	—

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company under SFAS 123(R).

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	September 30, 2005
Option term (years) [1]		3
Volatility [2]		50.8%
Risk-free interest rate (Korean government bond)		4.6%
Dividend yield		0%
Weighted average fair value per option granted	(Won)	14,851

[1]	The option term is the number of years that the company estimates, based primarily on history, that options will be outstanding prior to settlement.
[2]	Measured using historical daily price changes of the company’s stock over the respective term of the option.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

8.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In September 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On May 25, 2004, the Company filed a Complaint for Declaratory Judgement of properly recorded inventorship in the United States District Court for the District of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs in the United States District of Delaware.

The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. On September 20, 2005 the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to the side mounting patent. Accordingly, the Company has revised its claim and has refilled so that the side mounting patent can be effectively included in the original infringement case. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

9.	Net Income Per Share

Net income per share for the nine month periods ended September 30, 2004 and 2005 is calculated as follows:

(In millions, except for per share amount)	2004		2005
Net income as reported on the income statements	(Won)	1,648,134	(Won)	181,934
Weighted-average number of common shares outstanding		299		333

Net income per share	(Won)	5,512	(Won)	546

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2004 and 2005

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

10.	Supplemental Cash Flows Information

Supplemental cash flows information for the nine month periods ended September 30, 2004 and 2005 is as follows:

(in millions of Korean won)	2004		2005
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	717,889	(Won)	1,313,703

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 14, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer